COHEN & STEERS
280 Park Avenue, 10th Floor
New York, New York 10017

June 15, 2020

VIA EDGAR

Christina Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re: Sarbanes-Oxley Review of Cohen & Steers’ Complex of Funds

Dear Ms. Fettig:

Thank you for your oral comments provided on May 19, 2020 regarding your Sarbanes-Oxley review (“SOX review”) of the Cohen & Steers open- and closed-end funds listed on Appendix A (each, a “Fund” and collectively, the “Funds”). Your oral comments are summarized below to the best of our understanding, followed by the Fund’s responses.

I.	Form N-CEN COMMENTS

1.

Comment: “The April 30, 2019 Cohen & Steers Low Duration Preferred & Income Fund, Inc. N-CEN and the November 30, 2018 Cohen & Steers MLP & Energy Opportunity Fund, Inc. N-CEN did not include an Internal Control Report. Please re-file each referenced N-CEN with the reports included.”

Response: On Tuesday, June 9, 2020, we re-filed each above-referenced N-CEN with the appropriate Internal Control Report attached. We have also enhanced our internal controls and procedures to ensure this error does not occur in future filings.

2.	Comment: “Item B.10 of Form N-CEN asks whether any matters were submitted for a shareholder vote. The closed-end funds answered “no,” but had shareholder meetings during the reporting period.”

Response: Going forward, we will be sure that the closed-end funds answer “yes” to Form N-CEN Item B.10 for any reporting period during which a shareholder meeting was held.

3.

Comment: “Item C.6.e of Form N-CEN asks for information about the types of payments made to securities lending agents.  The N-CSR answered this question differently than the N-CEN for Cohen & Steers Infrastructure Fund, Inc. and Cohen & Steers Quality Income Fund, Inc. Should these answers be consistent and all reference the types of payments (e.g., revenue share)?”

Response: Going forward the funds will select Item C.6.e.i - revenue sharing split as the payment type made to one or more securities lending agents on Form N-CEN.

4.

Comment: “Cohen & Steers Alternative Income Fund, Inc. recently changed its fiscal year.  The independent auditor’s internal control report (the “report”) included in the Fund’s Form N-CEN references the full fiscal year ending October 31, 2019 while the audit opinion included in the financial statements references the period from March 1, 2019 through October 31, 2019 (the “shortened period”). Should the report be revised to make reference to the shortened period? Also, consider whether Item A.1.b should have indicated that the report covered a period of less than 12 months.”

Response: Per discussion with the Fund’s independent auditor, we understand that the report included in Form N-CEN should have referenced the “period ended October 31, 2019” rather than the “year ended October 31, 2019”.   We do not believe it necessary for the independent auditor to revise its report to reference the shortened period. In the future, when the period is less than 12 months, the Funds will refer to a “period” rather than a “year”.  Also, the Funds will ensure Item A.1.b. indicates that the report covers a period of less than 12 months when applicable.

5.	Comment: “Item B.8.d asks whether a director is a director of any other registered investment company. The Funds appear to answer this question inconsistently.”

Response: We will be sure that all the Cohen & Steers Funds answer Item B.8.d of Form N-CEN consistently in future filings.

II.	Form N-CSR COMMENTS

1.

Comment: “The Cohen & Steers MLP Income & Energy Opportunity Fund, Inc.'s asset coverage ratio has decreased to below 300%.  Please confirm supplementally that it is in compliance with Section 18 of the Investment Company Act.”

Response: We confirm that as of the date of this letter, as well as through the fiscal period covered by its most recent annual and semi-annual reports (the “period”), the Cohen & Steers MLP Income & Energy Opportunity Fund, Inc. (“MIE”) is and has been in compliance with Section 18 of the Investment Company Act. We acknowledge that during the period, MIE’s asset coverage ratio decreased to below 300%. However, the restrictions on dividends in Section 18(a)(1)(B) of the Investment Company Act do not apply to the leverage utilized by MIE as such leverage is a privately arranged bank loan and therefore qualifies for the exception from the definition of “senior security” for purposes of Section 18(a)(1)(B) included in Section 18(g). We note that MIE is still subject to the asset coverage requirements of Section 18(a) that prevent it from drawing down any additional leverage if its leverage exceeds 33 1/3% of its total managed assets, and we confirm that during the period, MIE refrained from drawing down any additional leverage when its leverage exceeded 33 1/3% of its total managed assets. We therefore respectfully submit that throughout the period, MIE is and has been in compliance with Section 18 of the Investment Company Act.

2.

Comment: “The Graphical Report of Holdings chart should reflect the impact of derivatives, but not all do.  For example, the Cohen & Steers Real Assets Fund, Inc.'s N-CSR includes derivatives within its Graphical Report of Holdings pie chart, but it would also be acceptable to indicate that the chart does not reflect the impact of derivatives.”

Response: We will add the requested disclosure in future Form N-CSR filings.

3.

Comment: “The Cohen & Steers International Realty Fund, Inc.'s Notes to Financial Statements, in the Securities Transactions, Investment Income and Expense Allocations section, appears to be missing disclosure about REITs.”

Response: The disclosure referenced does not apply to International REITs since we do not receive reclassification data from the REITs and therefore do not reclassify dividend income received from those securities.

4.

Comment: “The Cohen & Steers MLP & Energy Opportunity Fund, Inc. and the Cohen & Steers Alternative Income Fund, Inc. both indicate that they can invest up to 25% of their total assets in Qualified Publicly Traded Partnerships.  The Funds should consider, as a best practice, identifying these investments in the schedule of investments and providing the total amount invested in these types of investments.”

Response: We will incorporate providing the total amount invested in Qualified Publicly Traded Partnerships as a best practice suggestion for both Funds in future filings.

5.	Comment: “The Cohen & Steers Real Assets Fund, Inc. should, as a best practice, disclose that investments in wholly-owned subsidiaries are limited to 25% of the Fund's total assets.”

Response: We will incorporate this best practice suggestion, and the Cohen & Steers Real Assets Fund, Inc. will disclose in its future Form N-CSR filings that investments in wholly-owned subsidiaries are limited to 25% of the Fund’s total assets.

6.

Comment: “The Cohen & Steers Alternative Income Fund, Inc. does not disclose the nature of the audit related service provided in response to Item 4(b) of Form N-CSR.  Please describe those services in the response letter, and include the disclosure in future filings.”

Response:  The audit related service was for the Fund’s independent auditor’s issuance of their consent related to a registration statement filing for the Fund’s strategy change and related fiscal year-end change.  We will ensure we include such disclosure for future N-CSR filings when applicable.

7.

Comment: “Under FASB ASC 825-10-50, Funds have the option whether to fair value their borrowings.  If the fair value option is not selected, then the Fund should disclose the fair value in the notes to financial statements. Please also see Chapter 7.73 of the July 2019 [Investment Companies – AICPA Audit and Accounting Guide].”

Response: We will ensure that we include disclosure for future N-CSR filings for funds with borrowings.

*****

Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.822.1640.

Very truly yours,

/s/ James Giallanza__

James Giallanza

Chief Financial Officer

cc:        Dana DeVivo, Cohen & Steers

             Francis Poli, Cohen & Steers

            Adam Derechin, Cohen & Steers

            Albert Laskaj, Cohen & Steers

            Stephen Murphy, Cohen & Steers

            Michael Doherty, Ropes & Gray LLP

Appendix A

811-21948	Cohen & Steers Closed-End Opportunity Fund, Inc.
811-21485	Cohen & Steers Infrastructure Fund, Inc.
811-22455	Cohen & Steers Select Preferred & Income Fund, Inc.
811-22707	Cohen & Steers Ltd Duration Preferred & Income Fund, Inc.
811-07154	Cohen & Steers Total Return Realty Fund, Inc.
811-10481	Cohen & Steers Quality Income Realty Fund, Inc
811-21326	Cohen & Steers REIT and Preferred and Income Fund, Inc.
811-22780	Cohen & Steers MLP Income & Energy Opportunity Fund, Inc.
811-08059	Cohen & Steers Global Realty Shares, Inc.
811-06302	Cohen & Steers Realty Shares, Inc.
811-09631	Cohen & Steers Institutional Realty Shares, Inc.
811-08287	Cohen & Steers Real Estate Securities Fund, Inc.
811-21677	Cohen & Steers International Realty Fund, Inc.
811-21488	Cohen & Steers Global Infrastructure Fund Inc
811-22867	Cohen & Steers MLP & Energy Opportunity Fund, Inc.
811-21668	Cohen & Steers Alternative Income Fund, Inc.
811-23097	Cohen & Steers Low Duration Preferred & Income Fund, Inc.
811-22392	Cohen & Steers Preferred Securities & Income Fund, Inc.
811-22621	Cohen & Steers Real Assets Fund, Inc.